SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 13, 2005

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___           No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated January 12, 2005, announcing preliminary results for the first quarter of fiscal year 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: January 13, 2005	By:	/s/ WOLFGANG ZIEBART

Dr. Wolfgang Ziebart
Chairman, President and
Chief Executive Officer

	By:	/s/ PETER J. FISCHL

Peter J. Fischl
Chief Financial Officer

N e w s  R e l e a s e / P r e s s e i n f o r m a t i o n

Infineon: Preliminary results of first quarter show earnings below analyst expectations

Munich, Germany – January 12, 2005 – Infineon Technologies AG (FSE/NYSE:IFX) announced, based on preliminary figures available today, that it expects revenues and earnings before interest and taxes (EBIT) in the first quarter of fiscal year 2005 to be below market expectations. The company expects revenues of approximately Euro 1.82 billion and EBIT of approximately Euro 211 million. These numbers include the non-recurring license income of approximately Euro 118 million in connection with the settlement with ProMOS.

The Automotive & Industrial segment is expected to show revenues of approximately Euro 452 million and an EBIT of approximately Euro 50 million. Lower revenues combined with an active reduction in inventory levels resulted in a decline of fab utilization and EBIT margin.

Wireline Communications is expected to show revenues of approximately Euro 106 million and a negative EBIT of approximately Euro 29 million. The company anticipates no financial impact of yesterday’s termination of the agreement with Finisar and the related restructuring of the Fiber Optics business in the first quarter of fiscal year 2005.

Secure Mobile Solutions is expected to show revenues of approximately Euro 439 million and an EBIT of approximately Euro 2 million. In line with the outlook provided in the context of the company’s fourth quarter results announcement, results were influenced by reduced volumes due to inventory corrections at customers and lower than expected manufacturing utilization.

All logic segments were negatively affected by the sharp decline of the US dollar.

Revenues of the Memory Products segment are expected to be approximately Euro 766 million, EBIT is likely to be approximately Euro 196 million, including the non-recurring license income of approximately Euro 118 million in connection with the settlement with ProMOS. While bit production has slightly increased, shipments have declined due to an anticipated increase in inventory levels. Revenues and EBIT were negatively affected by the sharp decline of the US dollar.

The information reported above is based on preliminary results. Further analysis will be required to finalize the results for the first quarter. Infineon at present will not provide further information.

The company will announce details on the results of the first quarter of fiscal year 2005 as well as an outlook for the current quarter on January 24, 2005. The same day, Infineon will host a telephone conference with analysts and investors at 10:00 a.m. Central European Standard Time (CET), and with media at 11:30 a.m. (CET). Both conference calls will be available live and for download on Infineon‘s web site at http://www.infineon.com.

About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for automotive, industrial and multi-market sectors, for applications in communication, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2004 (ending September), the company achieved sales of Euro 7.19 billion with about 35,600 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

This news release is available online at http://www.infineon.com/news/.

D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.
Infineon, the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

For the Business and Trade Press: INFXX200501.029e

Media Relations Corporate	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Guenter Gaugler	+49 89 234 28481 / 28482	guenter.gaugler@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com